SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of
Subscription Receipts

BETWEEN

CATALYST PAPER CORPORATION

- and -

BMO NESBITT BURNS INC.
on its own behalf and on behalf of the Standby Purchasers (as defined herein)

- and -

THIRD AVENUE TRUST, on behalf of
THIRD AVENUE INTERNATIONAL VALUE FUND

- and –

CIBC MELLON TRUST COMPANY

Dated as of February 29, 2008

TABLE OF CONTENTS

Page

ARTICLE I

INTERPRETATION

1.1	Definitions	2
1.2	Gender and Number	8
1.3	Interpretation not Affected by Headings, etc.	8
1.4	Day not a Business Day	8
1.5	Time of the Essence	8
1.6	Currency	8
1.7	Severability	8
1.8	Conflicts	8
1.9	Meaning of “outstanding” for Certain Purposes	8
1.10	Applicable Law	9

ARTICLE II

ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Issue of Subscription Receipts	9
2.2	Description of the Subscription Receipts	9
2.3	Subscription Receiptholder not a Shareholder	9
2.4	Subscription Receipts to Rank Pari Passu	10
2.5	Form of Subscription Receipts	10
2.6	Signing of Subscription Receipt Certificates	10
2.7	Certification by the Trustee	10
2.8	Issue in Substitution for Subscription Receipt Certificates Lost, etc.	10
2.9	Exchange of Subscription Receipt Certificates	11
2.10	Transfer of Subscription Receipts	11
2.11	Charges for Exchange or Transfer	12
2.12	Cancellation of Surrendered Subscription Receipts	12
2.13	Rights of Recission	12

ARTICLE III

EXERCISE OF SUBSCRIPTION RECEIPTS

3.1	Deemed Exercise	13
3.2	Effect of Exercise of Subscription Receipts	13
3.3	Fractions	13
3.4	Accounting and Recording	13

ARTICLE IV

ADJUSTMENT OF NUMBER OF COMMON SHARES

4.1	Adjustment of Number of Common Shares	14
4.2	Entitlement to Shares on Exercise of Subscription Receipt	17
4.3	No Adjustment for Stock Options	17
4.4	Determination by Corporation’s Auditors	17
4.5	Proceedings Prior to any Action Requiring Adjustment	17
4.6	Certificate of Adjustment	18
4.7	Notice of Special Matters	18
4.8	No Action after Notice	18
4.9	Other Action Affecting Common Shares	18
4.10	Protection of Trustee	18

ARTICLE V

RIGHTS AND COVENANTS OF THE CORPORATION

5.1	Optional Purchases by the Corporation	19
5.2	General Covenants of the Corporation	19
5.3	Trustee’s Remuneration and Expenses	20
5.4	Securities Qualification Requirements	20
5.5	Performance of Covenants by Trustee	20

ARTICLE VI

ESCROWED FUNDS

6.1	Initial Escrowed Funds and Distribution Amounts	21
6.2	Qualified Investments	21
6.3	Release of Escrowed Funds Upon Receipt of Release and Payment Certificate	22
6.4	Release of Escrowed Funds on Termination	22
6.5	Direction	22
6.6	Early Termination of any Investment of the Escrowed Funds	22
6.7	Method of Disbursement and Delivery	22
6.8	Acknowledgements	23
6.9	Miscellaneous	23
6.10	Tax Reporting	25

ARTICLE VII

ENFORCEMENT

7.1	Suits by Subscription Receiptholders	25
7.2	Waiver of Default	25

ARTICLE VIII

MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

8.1	Right to Convene Meetings	26
8.2	Notice	26
8.3	Chairman	26
8.4	Quorum	26
8.5	Power to Adjourn	27
8.6	Show of Hands	27
8.7	Poll and Voting	27
8.8	Regulations	27
8.9	Corporation and Trustee May be Represented	28
8.10	Powers Exercisable by Extraordinary Resolution	28
8.11	Meaning of Extraordinary Resolution	29
8.12	Powers Cumulative	30
8.13	Minutes	30
8.14	Instruments in Writing	30
8.15	Binding Effect of Resolutions	30
8.16	Holdings by Corporation Disregarded	30

ARTICLE IX

SUPPLEMENTAL AGREEMENTS

9.1	Provision for Supplemental Agreements for Certain Purposes	31
9.2	Successor Corporations	31

ARTICLE X

CONCERNING THE TRUSTEE

10.1	Trust Agreement Legislation	32
10.3	Indemnification	32
10.4	Evidence, Experts and Advisers	33
10.5	Actions by Trustee to Protect Interest	33
10.6	Trustee Not Required to Give Security	33
10.7	Protection of Trustee	34
10.8	Replacement of Trustee; Successor by Merger	34
10.9	Conflict of Interest	35
10.10	Acceptance of Trust	35
10.11	Trustee Not to be Appointed Receiver	35
10.12	Documents, etc. Held by Trustee	35
10.13	Not Bound to Act	35

ARTICLE XI

GENERAL

11.1	Notice to the Corporation, the Trustee, the Standby Purchasers and TAVIX	36
11.2	Notice to Subscription Receiptholders	37
11.3	Ownership of Subscription Receipts	38
11.4	Privacy Matters	38
11.5	Counterparts	38
11.6	Satisfaction and Discharge of Agreement	38
11.7	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Subscription Receiptholders	39
11.8	Subscription Receipts Owned by the Corporation or its Subsidiaries – Certificate to be Provided	39

THIS SUBSCRIPTION RECEIPT AGREEMENT is made as of the 29th day of February, 2008.

AMONG:

CATALYST PAPER CORPORATION, a corporation incorporated under the laws of Canada, with its head office in the City of Richmond, British Columbia (hereinafter referred to as the “Corporation”)

OF THE FIRST PART

AND:

BMO NESBITT BURNS INC., on its own behalf and on behalf of Genuity Capital Markets (collectively, the “Standby Purchasers”)

OF THE SECOND PART

AND:

THIRD AVENUE TRUST, a Delaware business trust on behalf of Third Avenue International Value Fund, a registered investment company under the United States Investment Company Act of 1940 as amended (hereinafter referred to as “TAVIX”)

OF THE THIRD PART

AND:

CIBC MELLON TRUST COMPANY, a trust company incorporated under the laws of Canada and authorized to carry on business in all Provinces of Canada (hereinafter referred to as the “Trustee”)

OF THE FOURTH PART

WHEREAS:

A. The Corporation proposes to effect an offering of Rights to subscribe for Subscription Receipts (as defined herein) to the holders of record of its Common Shares (as defined herein) to finance in part the Snowflake Acquisition (as defined herein) on the terms and conditions set forth in the Standby Purchase Agreement (as defined herein) and the Prospectus (as defined herein);

B. Each Subscription Receipt represents, among other things, the right to receive one Common Share upon the satisfaction of the Release Conditions;

C. The Escrowed Funds are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the Subscription Receiptholders and the Corporation in the manner set forth herein;

D. If the Release Conditions are satisfied on or before the Release Deadline, each holder of Subscription Receipts shall automatically receive, without the payment of any additional consideration, one Common Share for each Subscription Receipt so held;

E. If a Termination Event (as defined herein) occurs, all issued and outstanding Subscription Receipts shall be automatically terminated and cancelled, and each Subscription Receiptholder shall be entitled to receive an amount equal to the Issue Price for the Subscription Receipts held by such Subscription Receiptholder and the Termination Payment (as defined herein);

F. Pursuant to and on the terms of the Oversubscription Agreement, TAVIX has agreed to oversubscribe for up to an aggregate of 50% of the Subscription Receipts offered pursuant to the Rights Offering; and

G. Pursuant to and on the terms of the Standby Purchase Agreement, the Standby Purchasers (as defined herein) have severally agreed to purchase up to an aggregate of 50% of the Subscription Receipts not otherwise acquired pursuant to the Rights Offering, including pursuant to the Oversubscription Agreement.

AND WHEREAS the Trustee has agreed to act as registrar and transfer agent for the Subscription Receipts, and as escrow agent to receive the Escrowed Funds;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Subscription Receipts, when countersigned by the Trustee and issued as provided in this Agreement (as hereinafter defined), legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE, for good in consideration of the premises and the covenants of the parties it is hereby agreed and declared as follows:

ARTICLE I

INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and schedules hereto, and in all agreements supplemental hereto:

(a)	“Agreement” means this agreement, as amended, restated, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

(b)
“Applicable Legislation” means the provisions of any statute of Canada or a province thereof, and the regulations and rules under any such named or other statute, relating to trust indentures or to the rights, duties and obligations of trustees and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Agreement;

(c)	“Business Day” means a day which is not Saturday or Sunday or a day on which banks are closed in the City of Vancouver, British Columbia or the City of Toronto, Ontario;

(d)	“Common Shares” means common shares in the capital of the Corporation as presently constituted;

(e)
“Convertible Securities” means securities of the Corporation or any other issuer that is convertible into or exchangeable for or otherwise carries the right to acquire Common Shares, and “Convertible Security” means any one of them;

(f)	“Corporation’s Auditors” means the firm of chartered accountants duly appointed from time to time as auditors of the Corporation;

(g)	“Counsel” means a barrister or solicitor or a firm of barristers and solicitors retained by the Trustee or retained by the Corporation and acceptable to the Trustee;

(h)	“Current Market Price” at any date, means the weighted average price per share at which the Common Shares have traded:

(i)	on the TSX or such other stock exchange which constitutes the principal trading market (by volume) for the Common Shares;

(ii)	if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably; or

(iii)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 20 consecutive Trading Days (on each of which at least 500 Common Shares are traded in board lots) ending the 3rd trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive Trading Days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Corporation acting reasonably;

(i)
“Designated Provinces” means each of the provinces of Canada (and for the purpose of non-Canadian holders of Subscription Receipts, shall mean the Province of British Columbia) being the provinces of Canada where Subscription Receipts are to be sold;

(j)
“director” means a director of the Corporation for the time being and, unless otherwise specified herein, reference to action “by the directors” means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board;

(k)	“Earnings” means any income (including interest or gains) net of any related expenses derived from investing the Initial Escrowed Funds;

(l)
“Escrow Agent” means the role of the Trustee to, inter alia, hold and disburse the Escrowed Funds on behalf of the Corporation and Subscription Receiptholders pursuant to the terms and conditions of this Agreement;

(m)	“Escrowed Funds” at any time means the aggregate of: (i) the Initial Escrowed Funds, and (ii) any Earnings derived directly or indirectly from time to time from holding the Initial Escrowed Funds;

(n)
“Exchange Number” means the number of Common Shares that the holder is entitled to receive for each Subscription Receipt held, upon the deemed exercise of the Subscription Receipts which, at the date of this Agreement, is one Common Share for each Subscription Receipt;

(o)	“Exercise Date” means, with respect to any Subscription Receipt, the date on which the Subscription Receipt is deemed to be exercised pursuant to the terms of this Agreement;

(p)	“extraordinary resolution” has the meaning set forth in Section 8.11;

(q)
“Final Prospectus” means the final short form prospectus dated February 29, 2008 filed by the Corporation with the Securities Commissions in connection with the distribution of the Securities and in respect of the which the Securities Commissions have issued a receipt (or analogous decision document) to the Corporation, as the same may be amended from time to time;

(r)	“Initial Escrowed Funds” means an amount equal to the aggregate Issue Price received from the issue of the Subscription Receipts;

(s)	“Issue Price” means $0.75 per Subscription Receipt;

(t)	“Oversubscription Agreement” means the oversubscription agreement dated February 10, 2008 between the Corporation and TAVIX;

(u)	“person” means an individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization;

(v)	“Preliminary Prospectus” means the preliminary short form prospectus dated February 19, 2008 and filed with the Securities Commissions in connection with the Rights Offering;

(w)	“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Final Prospectus and any amendment or supplemental prospectus;

(x)	“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus, and any Prospectus Amendment;

(y)	“Purchasers” means the purchasers of the Subscription Receipts of the Corporation;

(z)
“Qualified Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada, by a Province of Canada or, provided that such obligation is rated at least RI (middle) by DBRS Inc. or an equivalent rating service, by a Canadian chartered bank (which may include a Canadian chartered bank which is an Affiliate (as defined in Section 10.12) of the Trustee;

(aa)	“Record Date” means the record date for the purpose of the Rights Offering that will be established by the Corporation in the Final Prospectus;

(bb)
“Release and Payment Certificate” means a certificate executed by the Corporation in the form attached as Schedule “B” hereto and addressed to the Trustee and the Standby Purchasers confirming that the Release Conditions described in Section 1.1(cc)(i), (ii), (iii) and (iv) have been satisfied and directing the Trustee to release the Escrowed Funds in partial satisfaction of the purchase price for the Snowflake Acquisition;

(cc)	“Release Conditions” means the following conditions:

(i)	all conditions to the completion of the Snowflake Acquisition having been satisfied or waived, subject only to the payment of the purchase price contemplated in the Snowflake Purchase Agreement;

(ii)
the Corporation not having agreed to any amendment of the Snowflake Purchase Agreement or waiver (explicitly or by implication) of any term, condition, right or benefit under the Snowflake Purchase Agreement, in any such case where the absence of such term, condition, right or benefit, or its failure to be satisfied, would have a material adverse effect on the value of the Snowflake Acquisition to the Corporation (except for amendments or waivers made with the prior consent of the Standby Purchasers and TAVIX, such prior consent not to be unreasonably withheld);

(iii)	the Corporation having received a minimum of $125,000,000 in Initial Escrowed Funds;

(iv)	the Common Shares shall be listed and posted for trading on the TSX at the time of the deemed exercise of the Subscription Receipts;

(v)	the delivery of the Release and Payment Certificate to the Trustee; and

(vi)	payment by the Trustee of the Escrowed Funds as directed in the Release and Payment Certificate;

(dd)	“Release Deadline” means 5:00 p.m. (Toronto time) on June 16, 2008;

(ee)
“Rights” means the transferable rights to subscribe for Subscription Receipts offered by the Corporation pursuant to the Rights Offering, every 1.285 Rights entitling the holder thereof to subscribe for one Subscription Receipts at the Issue Price;

(ff)
“Rights Offering” means the offering by the Corporation of Rights to holders of Common Shares on the Record Date to purchase in the aggregate approximately 167,069,361 Subscription Receipts at the Issue Price, with each holder of Common Shares issued one Right per Common Share held, subject to certain conditions;

(gg)	“Rights Offering Closing Date” means the closing date of the Rights Offering;

(hh)	“Securities” means, collectively, the Rights and the Subscription Receipts;

(ii)	“Securities Commissions” means the securities regulatory authorities in each of the Designated Provinces;

(jj)
“Securities Laws” means, as applicable, the securities laws, regulations, rules, rulings, published fees schedules, prescribed forms, published policy statements, notices, blanket rulings, orders and other regulatory instruments in the Designated Provinces, Canada, the United States and each of the States in the United States in which the Rights Offering is made as set out in the Final Prospectus, together with other applicable regulatory instruments of the securities regulatory authorities in such jurisdictions and the rules of the TSX;

(kk)	“Shareholder” means a holder of record of one or more Common Shares;

(ll)
“Snowflake Acquisition” means the acquisition by the Corporation from Abitibi Consolidated Sales Corporation of certain newsprint assets located in the State of Arizona and all of the issued and outstanding shares of capital stock of The Apache Railway Company, as more particularly set forth in the Snowflake Purchase Agreement;

(mm)
“Snowflake Purchase Agreement” means the asset and stock purchase agreement between Abitibi Consolidated Sales Corporation (as seller) and the Corporation (as purchaser) in connection with the Snowflake Acquisition dated February 10, 2008, as the same may be amended from time to time in accordance with the provisions of this Agreement;

(nn)	“Standby Purchase Agreement” means the standby purchase agreement dated February 10, 2008 between the Corporation and the Standby Purchasers;

(oo)	“Standby Purchasers” means BMO Nesbitt Burns Inc. and Genuity Capital Markets;

(pp)
“Subscription Receipt Agency” means the principal office of the Trustee in the cities of Vancouver, British Columbia and Toronto, Ontario and/or such other place or places as may be designated in accordance with this Agreement;

(qq)
“Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts substantially in the form attached as Schedule “A” hereto, with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement and as the Corporation  may deem necessary or desirable;

(rr)
“Subscription Receiptholder’s Escrowed Funds” means an amount equal to the Issue Price for the Subscription Receiptholder and the Termination Payment to which the Subscription Receiptholder is entitled;

(ss)	“Subscription Receiptholders” or “holders” without reference to Common Shares, means the persons who are registered owners of Subscription Receipts;

(tt)
“Subscription Receiptholders’ Request” means an instrument signed in one or more counterparts by Subscription Receiptholders holding in the aggregate not less than 25% of the aggregate number of Subscription Receipts then unexercised and outstanding, requesting the Trustee to take some action or proceeding specified therein;

(uu)
“Subscription Receipts” means the Subscription Receipts issued and certified hereunder and for the time being outstanding, each entitling the registered holders thereof to receive, at no additional cost, upon deemed exercise, and subject to adjustment in certain events, one Common Share;

(vv)
“Termination Event” shall occur if: (i) the Corporation fails to satisfy the Release Conditions on or before the Release Deadline; (ii) if the Snowflake Purchase Agreement is terminated by any of the parties thereto at any time before the Release Deadline; (iii) the Corporation advises the Standby Purchasers, TAVIX and the Trustee, or formally announces to the public by way of a press release that it does not intend to proceed with the Snowflake Acquisition; or (iv) if any condition contained in the Snowflake Purchase Agreement, the fulfillment or satisfaction of which is outside the control of the Corporation, including without limitation, the conditions set out in sections 7.1.2, 7.1.3 and 7.2.5 thereof, has not been and has become incapable of being satisfied prior to the closing date specified in the Snowflake Purchase Agreement and the Standby Purchasers or TAVIX notify the Trustee and the Corporation that this Agreement is terminated;

(ww)	“Termination Payment” means an amount equivalent to a Subscription Receiptholder’s pro rata share of the Earnings, less applicable withholding taxes, if any;

(xx)	“Termination Payment Time” means 5:00 p.m. (Toronto time) on the third Business Day after the Termination Time;

(yy)	“Termination Time” means the first date, if any, on which a Termination Event occurs;

(zz)
“this Subscription Receipt Agreement”, “this Agreement”, “herein”, “hereby”, “hereof’ and similar expressions mean and refer to this Agreement and any agreement, indenture, deed or instrument supplemental hereto; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Agreement;

(aaa)
“Trading Days” means a day on which the TSX (or such other exchange on which the Common Shares are listed and which forms the primary trading market by volume for such shares) is open for the transaction of business and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such Common Shares are traded is open for business;

(bbb)	“Trustee” means CIBC Mellon Trust Company in its capacity as trustee hereunder and any lawful successors or permitted assigns thereto appointed hereunder from time to time;

(ccc)	“TSX” means the Toronto Stock Exchange;

(ddd)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(eee)
“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by its Chairman, Chief Executive Officer, Chief Financial Officer, President or a Vice-President, and may consist of one or more instruments so executed.

1.2 Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3 Interpretation not Affected by Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence of this Agreement and the Subscription Receipt Certificates.

1.6 Currency

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.7 Severability

In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

1.8 Conflicts

In the event of any conflict between the provisions of this Agreement and the Subscription Receipt Certificates, the provisions of this Agreement will govern.

1.9 Meaning of “outstanding” for Certain Purposes

Every Subscription Receipt Certificate certified and delivered by the Trustee hereunder shall be deemed to be outstanding until the earlier of (i) the deemed exercise of the Subscription Receipts pursuant to Section 3.1 or (ii) the termination of the Subscription Receipts pursuant to Section 6.4, provided however that:

(a)
where a Subscription Receipt Certificate has been issued in substitution for a Subscription Receipt Certificate which has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the number of Subscription Receipts outstanding; and

(b)
for the purpose of any provision of this Agreement entitling holders of outstanding Subscription Receipts to vote, sign consents, requests or other instruments or take any other action under this Agreement, Subscription Receipts owned legally or equitably by the Corporation or any Subsidiary of the Corporation thereof shall be disregarded, except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, request or other instrument or other action, only the Subscription Receipts of which the Trustee has notice that they are so owned shall be so disregarded.

1.10 Applicable Law

This Agreement, the Subscription Receipts and the Subscription Receipt Certificates shall be construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and shall be treated in all respects as British Columbia contracts.

ARTICLE II

ISSUE OF SUBSCRIPTION RECEIPTS

2.1 Issue of Subscription Receipts

A total of up to 167,069,361 Subscription Receipts are hereby created and authorized to be issued by the Corporation for a price per Subscription Receipt equal to the Issue Price.  Subscription Receipt Certificates evidencing Subscription Receipts shall be executed by the Corporation and upon the written direction of the Corporation shall be certified by or on behalf of the Trustee and delivered by the Trustee in accordance with such written direction of the Corporation.

2.2 Description of the Subscription Receipts

(a)
Each Subscription Receipt entitles the holder thereof to receive, upon deemed exercise, in accordance with the terms of the Subscription Receipts and the Subscription Receipt Agreement and without payment of additional consideration (subject to adjustment in accordance with Article IV hereof), one Common Share.

(b)
In the event that the Release Conditions are satisfied on or before the Release Deadline, Subscription Receipts will be deemed to have been exercised on the date such Release Conditions are satisfied, without further action or payment by the Subscription Receiptholder, for one Common Share.

(c)
In the event of a deemed exercise of a holder’s Subscription Receipts, the Trustee will mail certificates representing the Common Shares to the holder’s last address on record with the Trustee or in such manner as may be otherwise directed by such holder.

(d)	In the event that a Termination Event occurs, the Corporation will refund the Escrow Funds to the Subscription Receiptholders on a pro rata basis subject to applicable withholding taxes, if any.

(e)	No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.3 Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt or Subscription Receipt Certificate or otherwise, shall, in itself, confer or be construed as conferring upon a Subscription Receiptholder any right or interest whatsoever as a Shareholder or as any other security holder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation or the right to receive dividends and other distributions of other security holders.

2.4 Subscription Receipts to Rank Pari Passu

All Subscription Receipts shall rank pari passu with all other Subscription Receipts whatever may be the actual date of issue of the Subscription Receipt Certificates that evidence same.

2.5 Form of Subscription Receipts

The Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be issued in registered form and shall be substantially in the form set out in Schedule “A” hereto and, shall be dated as of the Rights Offering Closing Date, shall bear such legends, distinguishing letters and numbers as the Corporation may, with the approval of the Trustee, prescribe and shall be issuable in any denomination excluding fractions.

2.6 Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates issued by the Corporation shall be signed by any one of the directors or officers of the Corporation and need not be under the seal of the Corporation.  The signatures of any such director or officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such director or officer.  Notwithstanding that any person whose manual or facsimile signature appears on any Subscription Receipt Certificate as a director or officer may no longer hold office at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Agreement or the Subscription Receipt Certificates in question.

2.7 Certification by the Trustee

(a)
The Trustee shall certify Subscription Receipt Certificates to be issued by the Corporation upon the written direction of the Corporation.  No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose, exercisable or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee substantially in the form of the certificate set out in Schedule “A” hereto and such certification by the Trustee upon any Subscription Receipt Certificate shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)
The certification of the Trustee on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof by the Trustee) and the Trustee shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificate or any of them or of the consideration therefor except as otherwise specified herein.

2.8 Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)
If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation shall issue and thereupon the Trustee shall certify and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Trustee and the Subscription Receipts evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder by the Corporation.

(b)
The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.8 shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft, shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Trustee, in their sole discretion acting reasonably, and such applicant shall also be required to furnish an indemnity and a surety bond in amount and form satisfactory to the Corporation and the Trustee, in their sole discretion acting reasonably, and shall pay the reasonable charges of the Corporation and the Trustee in connection therewith.

2.9 Exchange of Subscription Receipt Certificates

(a)
Any one or more Subscription Receipt Certificates representing any number of Subscription Receipts may, upon compliance with the reasonable requirements of the Trustee, be exchanged for one or more other Subscription Receipt Certificates, bearing the same legends, representing the same aggregate number of Subscription Receipts as represented by the Subscription Receipt Certificate or Subscription Receipt Certificates so exchanged.  The Corporation shall sign and the Trustee shall countersign all Subscription Receipt Certificates necessary to carry out exchanges as aforesaid.

(b)
Subscription Receipt Certificates may be exchanged only at the Subscription Receipt Agency or at any other place that is designated by the Corporation with the approval of the Trustee.  Any Subscription Receipt Certificate tendered for exchange shall be cancelled and surrendered by the Subscription Receipt Agency to the Trustee.

2.10 Transfer of Subscription Receipts

The Corporation shall cause the Trustee to keep at the Subscription Receipt Agency a register in which shall be entered the names and addresses of the Subscription Receiptholders and particulars of the Subscription Receipts held by them together with details of all transfers of Subscription Receipts.  The register with respect to the Subscription Receipts issued by the Corporation referred to in this Section shall at all reasonable times be open for inspection at the Subscription Receipt Agency during normal business hours by the Corporation and the Subscription Receiptholders upon written request.  The Trustee shall be entitled to act and rely upon the register to determine residency of Subscription Receiptholders.

The Subscription Receipts may only be transferred on the register kept at the Subscription Receipt Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon surrendering to the Trustee the Subscription Receipt Certificates representing the Subscription Receipts to be transferred and due execution by the holder and its transferee of the transfer form attached to the Subscription Receipt Certificates and delivery of same to the Trustee and upon compliance with:

(a)	the conditions herein;

(b)	such reasonable requirements as the Trustee may prescribe; and

(c)
all applicable securities legislation and requirements of regulatory authorities as confirmed by the transferor and transferee by their execution of the transfer form attached to the Subscription Receipt Certificate.

Upon surrender for registration of transfer of Subscription Receipts at the Subscription Receipt Agency of the Subscription Receipt Agent, the Corporation shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee.  If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name evidencing the Subscription Receipts not transferred.

The transferee of any Subscription Receipt will be entitled to be entered on the register of holders referred to in this Section 2.10 as the holder of such Subscription Receipts free from all equities or rights of set-off or counter-claim between the Corporation and the transferor or any previous holder of such Subscription Receipts, except in respect of equities of which the Corporation is required to take notice by statute or order of a court of competent jurisdiction.

2.11 Charges for Exchange or Transfer

Except as otherwise herein provided, a reasonable charge shall be levied by the Trustee in respect of the exchange of any Subscription Receipt Certificate or the issue of a new Subscription Receipt Certificate(s) pursuant hereto; provided that the Corporation shall pay all charges for any exchange or issuance pursuant to Section 2.10; and provided further that the reimbursement of the Trustee or the Corporation for any and all transfer, stamp or similar taxes or other governmental charges required to be paid shall be made by the holder requesting such transfer or exchange as a condition precedent to such transfer or exchange.

2.12 Cancellation of Surrendered Subscription Receipts

All Subscription Receipt Certificates surrendered pursuant to Sections 2.8, 2.9, 2.10 or 5.1, if applicable, shall be returned to the Trustee for cancellation, shall be cancelled by the Trustee and, after the expiry of any period of retention prescribed by law, shall be destroyed by the Trustee or delivered to the Corporation if it so requests.  Upon request by the Corporation the Trustee shall furnish to it a destruction certificate identifying the Subscription Receipt Certificates issued by it so destroyed, the number of Subscription Receipts evidenced thereby, the number of Common Shares delivered pursuant to such Subscription Receipts and the details of any Subscription Receipt Certificates issued in substitution or exchange for such Subscription Receipt Certificates destroyed.

2.13 Rights of Recission

If (i) the Prospectus contains a misrepresentation (as such term is defined in the Securities Act (Ontario)) and it was a misrepresentation on the date hereof, purchasers of Subscription Receipts to whom the Prospectus was sent or delivered and who were the original purchasers of the Subscription Receipts (the “Original Purchasers”), or (ii) the Prospectus is not delivered to an Original Purchaser, the affected Original Purchaser(s) shall have a right of action against the Corporation for rescission, exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof, to receive a refund of the Issue Price paid by them for each Subscription Receipt purchased by them.  The right of action for rescission is only available to an Original Purchaser either while it is a holder of the Subscription Receipts purchased or while it is a holder of the underlying Common Shares issuable upon deemed exercise of such Subscription Receipts.  In no event shall the Corporation be liable under this Section 2.13 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

ARTICLE III

EXERCISE OF SUBSCRIPTION RECEIPTS

3.1 Deemed Exercise

(a)
In the event that the Release Conditions are satisfied by the Release Deadline, all Subscription Receipts shall be deemed to be exercised and surrendered on the Exercise Date without any further action by the Subscription Receiptholders and the Common Shares shall be issued to the Subscription Receiptholders.

(b)
Upon the issuance of Common Shares upon the deemed exercise of the Subscription Receipts, the Subscription Receipt Certificates will be deemed to have been surrendered and cancelled without further action on the part of the Subscription Receiptholder, the Trustee or the Corporation.  Unless otherwise directed by the Subscription Receiptholder, the Trustee will within three Business Days mail the certificates representing the Common Shares to each Subscription Receiptholder in accordance with the register maintained at the Subscription Receipt Agency.

3.2 Effect of Exercise of Subscription Receipts.  Upon the deemed exercise of Subscription Receipts pursuant to Section 3.1, and subject to Section 3.3, all of the Common Shares to be acquired pursuant to such deemed exercise shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date, unless the transfer registers of the Corporation shall be closed by law on such date, in which case the Common Shares acquired shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares on the date on which such transfer registers are next reopened.

3.3 Fractions.  Notwithstanding anything herein contained, including any adjustment provided for in Article IV, the Corporation shall not be required, upon the exercise of any Subscription Receipts, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares.  Any fractional Common Shares, as applicable, to which a Subscription Receiptholder is entitled upon deemed exercise of Subscription Receipts shall be aggregated to form whole Common Shares, with any remaining fractional Common Share rounded down to a whole Common Share, as applicable.

3.4 Accounting and Recording

(a)
The Trustee shall promptly account to the Corporation with respect to Subscription Receipts issued by it that have been exercised.  Any securities or other instruments, from time to time received by the Trustee shall be received in trust for, and shall be segregated and kept apart by the Trustee in trust for, the Corporation.

(b)
The Trustee shall record the particulars of Subscription Receipts deemed to be exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on deemed exercise and the Exercise Date in respect thereof.  The Trustee shall provide such particulars in writing to the Corporation within three Business Days of any request therefor.

ARTICLE IV

ADJUSTMENT OF NUMBER OF COMMON SHARES

4.1 Adjustment of Number of Common Shares

The acquisition rights in effect at any date attaching to the Subscription Receipts shall be subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the Rights Offering Closing Date until the earlier of the deemed exercise or expiry of the Subscription Receipts, the Corporation shall:

(i)	subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares;

(iii)	issue to all or substantially all of the holders of the Common Shares, by way of stock distribution, stock dividend or otherwise, Common Shares or securities convertible into Common Shares;

(any of the events described in (i), (ii) and (iii) being referred to as a “Share Reorganization”);

the Exchange Number shall be adjusted immediately after the record date at which the holders of the Common Shares are determined for the purpose of such Share Reorganization by multiplying the Exchange Number in effect on the record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after giving effect to the Share Reorganization and the denominator shall be the total number of Common Shares outstanding immediately prior to such date.  Such adjustment shall be made successively whenever any event referred to in this subsection shall occur;

(b)
if and whenever at any time from the Rights Offering Closing Date until the earlier of the deemed exercise or expiry of the Subscription Receipts, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in subsection 4.1(a) or a consolidation, amalgamation or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any such event being called a “Capital Reorganization”), any Subscription Receiptholder who has not exercised its right of acquisition under its Subscription Receipts prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares such Subscription Receiptholder would otherwise be entitled to acquire, the number of shares and warrants or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Subscription Receiptholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Subscription Receiptholder had been the registered holder of the number of Common Shares sought to be acquired by it.  If determined appropriate by the Corporation to give effect to or to evidence the provisions of this subsection 4.1(b), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set forth in this Agreement with respect to the rights and interests thereafter of the Subscription Receiptholders to the end that the provisions set forth in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Subscription Receiptholder is entitled on the exercise of its acquisition rights thereafter.  Any agreement entered into between the Corporation and the Trustee pursuant to the provisions of this subsection 4.1(b) shall be a supplemental agreement entered into pursuant to the provisions of Article IX hereof.  Any agreement entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassification, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(c)
if and whenever at any time from the Rights Offering Closing Date until the earlier of the deemed exercise or expiry of the Subscription Receipts, the Corporation shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a “Rights Offering” and Common Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the “Offered Shares”), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the rights offering plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and (b) the denominator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the Rights Offering; and (ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)
if and whenever at any time from the Rights Offering Closing Date until the earlier of the deemed exercise or expiry of the Subscription Receipts, the Corporation shall issue or distribute to all or substantially all the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other assets and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a “Special Distribution”), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the  Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Subscription Receiptholders would be entitled to receive upon exercise of all their outstanding Subscription Receipts if they were exercised on the record date and (ii) the Current Market Price thereof on that date; and (b) the denominator of which shall be the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Subscription Receiptholders would be entitled to receive upon exercise of all their outstanding Subscription Receipts if they were exercised on the record date and (B) the Current Market Price thereof on that date, less, the aggregate fair market value, as determined by the directors, whose determination shall, absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.  To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date;

(e)
the adjustments provided for in this Article IV in the number of Common Shares and classes of securities which are to be received on the exercise of Subscription Receipts are cumulative and shall apply to successive issues, subdivisions, combinations, consolidations, distributions and any other events that would require an adjustment of the Exchange Number or the kind securities issuable hereunder.  After any adjustment pursuant to this Section, the term “Common Shares” where used in this Agreement shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Subscription Receiptholder is entitled to receive upon the exercise of its Subscription Receipt, and the number of Common Shares indicated by any exercise made pursuant to a Subscription Receipt shall be interpreted to mean the number of Common Shares or other property or securities a Subscription Receiptholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section, upon the full exercise of a Subscription Receipt;

(f)
if and whenever at any time from the Rights Offering Closing Date until the earlier of the deemed exercise or expiry of the Subscription Receipts, the Corporation shall reclassify or otherwise change the outstanding Common Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Subscription Receipts who exercise their rights thereafter shall be entitled to receive Common Shares as they would have received had the Subscription Receipts been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Article IV.

4.2 Entitlement to Shares on Exercise of Subscription Receipt

All shares of any class or other securities which a Subscription Receiptholder is at the time in question entitled to receive on the exercise of its Subscription Receipt, whether or not as a result of adjustments made pursuant to this Article IV, shall, for the purposes of the interpretation of this Agreement, be deemed to be securities which such Subscription Receiptholder is entitled to acquire pursuant to such Subscription Receipt.

4.3 No Adjustment for Stock Options

Notwithstanding anything in this Article IV, no adjustment shall be made in the acquisition rights attached to the Subscription Receipts if the issue of Common Shares is being made pursuant to this Agreement or pursuant to any stock option plan, stock purchase plan or other plan in force from time to time for directors, officers or employees of the Corporation.

4.4 Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article IV, such question shall be conclusively determined by the Corporation’s Auditors or if they are unable or unwilling to act, such firm of independent chartered accountants as may be selected by the directors, acting reasonably, who shall have access to all necessary records of the Corporation and such determination, absent manifest error, shall be binding upon the Corporation, the Trustee, all Subscription Receiptholders and all other persons interested therein.

4.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Subscription Receipts, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation or a successor corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the holders of such Subscription Receipts issued by it are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article IV, deliver a certificate of the Corporation to the Trustee and the Subscription Receiptholders specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.7 Notice of Special Matters

The Corporation covenants with the Trustee that, so long as any Subscription Receipt remains outstanding, it will send notice to the Trustee and to the Subscription Receiptholders of its intention to fix a record date that is prior to the Release Deadline for the issuance of rights, options or warrants (other than the Subscription Receipts) to all or substantially all the holders of its outstanding Common Shares or for determining the shareholders of record who would be entitled to vote on a special resolution of shareholders respecting or affecting in any way the Corporation’s share capital.  Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given.  The notice shall be sent in each case not less than 14 days prior to such applicable record date.

4.8 No Action after Notice

The Corporation covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the holder of a Subscription Receipt of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Sections 4.6 and 4.7.

4.9 Other Action Affecting Common Shares

If, and whenever at any time from the Rights Offering Closing Date until the earlier of the deemed exercise or expiry of the Subscription Receipts, the Corporation shall take any action affecting or relating to the Common Shares, other than any action described in this Section, which in the opinion of the directors of the Company would prejudicially affect the rights of any holders of Subscription Receipts, the Exchange Number will be adjusted by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange(s) on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

4.10 Protection of Trustee

The Trustee shall not:

(a)
be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist which may require any adjustment contemplated by this Article IV, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the deemed exercise of the rights attaching to any Subscription Receipt;

(c)
be responsible for any failure of the Corporation to issue or deliver Common Shares or certificates for the same upon the surrender of any Subscription Receipts for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d)
incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

ARTICLE V

RIGHTS AND COVENANTS OF THE CORPORATION

5.1 Optional Purchases by the Corporation

Subject to applicable securities legislation, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts issued by it.  Any Subscription Receipt Certificates representing the Subscription Receipts purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Trustee and no Subscription Receipts shall be issued in replacement thereof.

5.2 General Covenants of the Corporation

So long as any Subscription Receipts remain outstanding the Corporation covenants as follows:

(a)
the Corporation is duly authorized to create and issue the Subscription Receipts and, when issued and countersigned as herein provided, such Subscription Receipts shall be valid and enforceable against the Corporation in accordance with the terms herein, and it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Subscription Receipts issued by it;

(b)
all Common Shares which shall be issued upon deemed exercise of the Subscription Receipts (in accordance with the terms hereof and of the Subscription Receipt Certificates) issued by it shall be fully paid and non-assessable;

(c)
it will make all requisite filings under applicable Securities Laws including those necessary to remain a reporting issuer (or the equivalent) not in default in each of the provinces of Canada in which it is presently a reporting issuer (or the equivalent);

(d)
it will promptly announce by press release the closing date for the Snowflake Acquisition or the Termination Time, as the case may be, and will promptly notify the Standby Purchaser, TAVIX and the Trustee on the occurrence of a Termination Event;

(e)
it will use its commercially reasonable efforts to ensure that, until the earlier of the exercise of the Subscription Receipts pursuant to Section 3.1 and the Termination Time, the Subscription Receipts and the Common Shares are, and continue to be, listed and posted for trading on the TSX;

(f)	it will use commercially reasonable efforts to maintain its corporate existence;

(g)
it will allow the Standby Purchasers and TAVIX and their respective advisors to conduct such due diligence investigations which the Standby Purchasers and/or TAVIX, as applicable, reasonably require in connection with the Snowflake Acquisition to enable the Standby Purchasers to be satisfied that the Corporation has complied with Section 5.2(h);

(h)
Catalyst shall not agree to any amendment or waiver (explicitly or by implication) of any term, condition, right or benefit under the Snowflake Purchase Agreement, in any case where the absence of such term, condition, right or benefit, or its failure to be satisfied, would have a material adverse effect on the value of the Snowflake Acquisition to Catalyst, except for amendments or waivers made with the prior consent of the Standby Purchasers and TAVIX, such prior consent not to be unreasonably withheld;

(i)
generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement and that it will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Trustee may reasonably require for the better accomplishing and effecting the intentions and provisions of this Agreement; and

(j)	it will promptly advise the Trustee, the Standby Purchasers and the holders of Subscription Receipts in writing of any default under the terms of this Agreement.

5.3 Trustee’s Remuneration and Expenses

The Corporation covenants that it will pay (and shall be responsible for the payment thereof) to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Trustee’s gross negligence, wilful misconduct or fraud.

5.4 Securities Qualification Requirements

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable Securities Laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.1 such that (i) such issuance will comply with the prospectus and registration requirements of Securities Laws and (ii) the first trade in such Common Shares (other than from the holdings of a person who, alone or in combination with others, hold sufficient Common Shares to materially affect control of the Corporation or who are affiliates of the Corporation or are underwriters or distributors with respect to such Common Shares within the meaning of applicable U.S. securities laws) will not be subject to, or will be exempt from, the prospectus requirements of Securities Laws.

5.5 Performance of Covenants by Trustee

If the Corporation shall fail to perform any of its covenants contained in this Subscription Receipt Agreement, the Trustee may notify the Subscription Receiptholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but shall be under no obligation to perform said covenants or to notify the Subscription Receiptholders of such performance or non-performance by it.  All sums expended or advanced by the Trustee in so doing shall be repayable as provided in Section 5.3.  No such performance, expenditure or advance by the Trustee shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE VI

ESCROWED FUNDS

6.1 Initial Escrowed Funds and Distribution Amounts. The Corporation shall deposit or cause to be deposited the Initial Escrowed Funds with the Trustee forthwith upon receipt and the Trustee shall accept and hold the Escrowed Funds in escrow for and on behalf of the persons who have an interest therein pursuant hereto, shall disburse and deal with the Escrowed Funds in the manner contemplated by this Article VI and at all times shall keep the Escrowed Funds in a segregated account, all on the terms and subject to the conditions hereof.  The Corporation acknowledges and agrees that it is a condition of the payment by the holders of Subscription Receipts of the Issue Price therefore that the Escrowed Funds are held in escrow by the Trustee in accordance with the provisions of this Article VI.  The Escrowed Funds and the interest thereon shall be held for the benefit of the Corporation unless and until the occurrence of a Termination Event.  The Trustee shall retain the Escrowed Funds for the benefit of the holders of Subscription Receipts and, upon the delivery of the Release and Payment Certificate to the Trustee and satisfaction of the Release Conditions, retroactively for the benefit of the Corporation, in accordance with the provisions of this Article VI.

6.2 Qualified Investments

(a)
The Trustee shall invest the Escrowed Funds in Qualified Investments in its name in accordance with such directions as it may receive from the Corporation from time to time.  Any such direction shall be in writing and shall specify the Qualified Investment or Qualified Investments to be made including, if applicable, the name of the issuer.  Any such direction shall be provided to the Trustee no later than 9:00 a.m. on the day on which the investment is to be made.  Any such direction received by the Trustee after 9:00 a.m. ET or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. ET the next Business Day.  Any direction from the Corporation for the release of the Escrowed Funds must be received prior to 11:00 a.m. ET on the day on which the release of Escrowed Funds is to be made.  Any such direction for the release of Escrowed Funds received after 11:00 a.m. ET or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in Escrowed Funds being released on the next Business Day.

(b)
In the event that the Trustee does not receive a direction or only a partial direction to invest the Escrowed Funds in Qualified Investments, the Trustee may hold cash balances constituting part or all of the Escrowed Funds and may, but need not, invest same in its deposit department, the deposit department of one of its Affiliates, or the deposit department of a Canadian chartered bank; but the Trustee, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Trustee, its Affiliates or a Canadian chartered bank.  For the purpose of this Section, “Affiliate” means affiliated companies within the meaning of the Business Corporations Act (Ontario) (“OBCA”); and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and Mellon Bank, N.A. and each of their affiliates within the meaning of the OBCA.

(c)
The Trustee shall maintain accurate books, records and accounts of the transactions effected or controlled by the Trustee hereunder and the receipt, investment, re-investment and disbursement of the property hereunder and shall provide to the Corporation records and statements thereof periodically upon written request.

6.3 Release of Escrowed Funds Upon Receipt of Release and Payment Certificate.

(a)
Upon satisfaction of paragraphs (i), (ii), (iii) and (iv) of the definition of “Release Conditions” provided for in Section 1.1 hereto on or before the Release Deadline, the Corporation shall forthwith deliver to the Trustee the Release and Payment Certificate in the form attached as Schedule “B” hereto by facsimile or courier to the address of the Trustee set out in Section 11.1.

(b)
Upon receipt of the Release and Payment Certificate, the Trustee shall immediately liquidate any Qualified Investment of the Escrowed Funds, as soon as reasonably practicable given standard business investment standards.

(c)	The Escrowed Funds shall be released and delivered as directed by the Corporation upon receipt by the Trustee of the Release and Payment Certificate.

6.4 Release of Escrowed Funds on Termination. On the occurrence of a Termination Event, the Trustee shall forthwith (and, in any event, no later than the Termination Payment Time) return to each such holder the Subscription Receiptholder’s Escrowed Funds.  In the event that the Escrowed Funds are not sufficient to fund the Subscription Receiptholder’s Escrowed Funds payable to all Subscription Receiptholders, the Corporation shall fund any such shortfall at the time of payment of the Escrowed Funds to the Subscription Receiptholders.  Payment made in accordance with this Article VI shall be made in accordance with Section 6.7 hereof and the Trustee shall mail such payment to such Subscription Receiptholders at their address last appearing on the register of the Subscription Receipts maintained by the Trustee.  All Subscription Receipt Certificates representing Subscription Receipts in respect of which the Subscription Receiptholder’s Escrowed Funds have been paid to the Subscription Receiptholders shall be deemed to have been cancelled as and from the Termination Time and the Trustee shall record the deemed cancellation of such Subscription Receipt Certificates on the register of the Subscription Receipts.  The Trustee shall furnish the Corporation with a certificate identifying the Subscription Receipt Certificates deemed to have been cancelled.  All Subscription Receipts represented by Subscription Receipt Certificates which have been deemed to have been cancelled pursuant to this Section 6.4 shall be without further force and effect whatsoever.

6.5 Direction. In order to permit the Trustee to carry out its obligations under this Article VI, the Corporation hereby specifically authorizes and directs the Trustee to make any stipulated payment or to take any stipulated action in accordance with the provisions of this Agreement.

6.6 Early Termination of any Investment of the Escrowed Funds. In making any payment pursuant to this Agreement, the Trustee has the authority to liquidate any investments in order to make payments contemplated under this Article VI and shall not be liable for any loss sustained in the escrow account for early termination of any investment of the Escrowed Funds necessary to enable the Trustee to make such payment.

6.7 Method of Disbursement and Delivery.

(a)
All disbursements of money made in accordance with the provisions of this Article VI shall be made by cheque drawn upon a Canadian Schedule I chartered bank or by official cheque or wire transfer drawn upon the account of the Trustee made payable to or to the order of the persons entitled to disbursement and in the correct amount, and if not so directed, by wire transfer as may be directed in writing by the Subscription Receiptholders, the Corporation or the Standby Purchasers (less all amounts required to be withheld by the Corporation by law, including without limitation, under the Income Tax Act (Canada)).

(b)
If the Trustee delivers any such wire transfer or cheque or wire transfer as required under subsection 6.7(a), the Trustee shall have no further obligation or liability for the amount represented thereby, unless any such wire transfer or cheque is not paid on due presentation; provided that in the event of the non-receipt of such wire transfer or cheque by the payee, or the loss or destruction of such cheque, the Trustee, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall initiate a new wire transfer or issue to such payee a replacement cheque for the amount of such wire transfer or cheque.

6.8 Acknowledgements

(a)
The Trustee will acknowledge receipt from the Corporation of the Initial Escrowed Funds by providing a written receipt and the Trustee hereby confirms that such funds will, upon receipt, be deposited in a segregated account in the name of the Corporation designated as “CIBC Mellon Trust Company in trust for Catalyst Paper Corporation – Subscription Receipts” or as otherwise directed by the Corporation and, pending the satisfaction of the Release Conditions, will be used in accordance with Section 6.2 and Section 10.12 hereof.

(b)	The Corporation hereby:

(i)	acknowledges that the amount to be received by the Trustee pursuant to paragraph 6.8(a) will represent of the aggregate Issue Price received by the Corporation for the Subscription Receipts; and

(ii)	irrevocably directs the Trustee to retain such amounts in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement.

6.9 Miscellaneous

(a)
The Trustee will disburse Escrowed Funds according to this Agreement only to the extent that Escrowed Funds have been deposited with it.  The Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificates, receipts, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.  The Trustee shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by the parties hereto and if its duties herein are affected, unless it shall have given its prior written consent thereto.  The duties and obligations of the Trustee shall be determined solely by the provisions hereof and, accordingly, the Trustee shall not be responsible except for the performance of such duties and obligations as it has undertaken herein.  The Trustee shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable instructions which comply with the terms of this Agreement.  Such documentation must not require the exercise of any discretion or independent judgment.  The Trustee is acting hereunder as Escrow Agent at the request of the Corporation and the Subscription Receiptholders and shall not be responsible as Escrow Agent except for its duties of receiving, holding and disbursing the Escrowed Funds pursuant to the terms and conditions of this Agreement.  Any certificate of a party referred to herein, unless otherwise specified, shall, in the case of the Corporation, refer to a certificate signed in the name of the Corporation by any officer or director of the Corporation, and, in the case of any other party, refer to a certificate of an authorized officer of such party.  The Trustee shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection therewith, except arising out of its own gross negligence or willful misconduct.  In the event of any disagreement arising regarding the terms of this Agreement, the Trustee shall be entitled, at its option, to refuse to comply with any or all demands whatsoever until the dispute is settled, either by agreement amongst the various parties or by a court of competent jurisdiction.  None of the provisions of this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers. The Trustee shall not be responsible for any losses which may occur as a result of the investment of the Escrowed Funds where the Escrowed Funds have been invested in accordance with the terms of this Agreement.

(b)
In addition to the other rights granted to holders of Subscription Receipts in this Agreement, until the release of the Escrowed Funds pursuant to the terms of this Agreement, each holder of Subscription Receipts has a pro rata claim against the Escrowed Funds, which claim shall subsist until such time as the Common Shares issuable upon the deemed exercise of the Subscription Receipt are issued or such amount is paid in full.  In the event that, prior to the release of the Escrowed Funds in accordance with the terms of this Agreement, the Corporation: (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets of the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above; or (ii) the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets of the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Subscription Receipts to be issued Common Shares upon the deemed exercise of the Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim against the Escrowed Funds in an amount equal to their pro-rata share of the Escrowed Funds less any withholding tax or charges required to be withheld in respect thereof.

(c)
In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason other than the gross negligence or willful misconduct of the Trustee, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the person or persons entitled thereto in a current or other non-interest bearing account pending payment to the person or persons entitled thereto.  The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee of British Columbia (or other appropriate official or agency), whose receipt shall be good discharge and release of the Trustee for such amounts.

(d)
The Trustee shall be entitled to act and rely absolutely on the Release and Payment Certificate and shall be entitled to release the Escrowed Funds upon the receipt of the Release and Payment Certificate as provided for in this Agreement.

6.10 Tax Reporting

The Trustee shall prepare, file and, to the extent required, mail to the Corporation and Subscription Receiptholders any tax filings, forms or elections required in connection with amounts distributed by the Trustee to the Corporation or the Subscription Receiptholders in accordance with this Agreement.

ARTICLE VII

ENFORCEMENT

7.1 Suits by Subscription Receiptholders

All or any of the rights conferred upon any Subscription Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Subscription Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Subscription Receiptholders.

7.2 Waiver of Default

Upon the happening of any default hereunder:

(a)
the holders of not less than 50% of the Subscription Receipts plus one Subscription Receipt then outstanding shall have the power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)
the Trustee shall have the power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable if, in the Trustee’s opinion, which may be based on the advice of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Subscription Receiptholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or of the Subscription Receiptholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE VIII

MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

8.1 Right to Convene Meetings

The Trustee may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Subscription Receiptholders’ Request and upon being indemnified and provided with security funding to its reasonable satisfaction by the Corporation or by the Subscription Receiptholders signing such Subscription Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, call and hold a meeting of the Subscription Receiptholders.  In the event of the Trustee failing to so call and hold a meeting within seven (7) days after receipt of such written request of the Corporation or such Subscription Receiptholders’ Request and indemnity and security given as aforesaid, the Corporation or such Subscription Receiptholders, as the case may be, may call and hold such meeting.  Every such meeting shall be held in the City of Vancouver or at such other place as may be approved or determined by the Trustee.

8.2 Notice

At least ten (10) Business Days’ prior notice of any meeting of Subscription Receiptholders shall be given to the Subscription Receiptholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Trustee (unless the meeting has been called by the Trustee) and to the Corporation (unless the meeting has been called by the Corporation).  Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Subscription Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article VIII.

8.3 Chairman

An individual (who need not be a Subscription Receiptholder) designated in writing by the Trustee shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 30 minutes from the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy shall choose some individual present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.11, at any meeting of the Subscription Receiptholders a quorum shall consist of Subscription Receiptholders present in person or by proxy holding at least 10% of the aggregate number of the then outstanding Subscription Receipts, provided that at least two persons entitled to vote thereat are personally present or represented by proxy.  If a quorum of the Subscription Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given.  Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same.  No business shall be transacted at any meeting unless a quorum be present at the commencement of business.  At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 10% of the then outstanding Subscription Receipts.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided.  At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7 Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Subscription Receiptholders acting in person or by proxy and holding in the aggregate at least 5% of the aggregate number of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairman shall direct.  Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, shall have one vote.  On a poll, each Subscription Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Subscription Receipt then held or represented by it.  A proxy need not be a Subscription Receiptholder.  The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him but shall not be entitled to a casting vote in the case of an equality of votes.

8.8 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of a record date for a meeting for the purpose of determining the Subscription Receiptholders entitled to receive notice of and to vote at the meeting;

(b)
the deposit of instruments appointing proxies at such place and time as the Trustee, the Corporation or the Subscription Receiptholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c)
the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d)	the form of the instrument of proxy; and

(e)	generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted.  Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Subscription Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Subscription Receiptholders or their counsel, or proxies of Subscription Receiptholders.

8.9 Corporation and Trustee May be Represented

The Corporation and the Trustee, by their respective employees, directors and officers, counsel for the Corporation and the counsel for the Trustee may attend any meeting of the Subscription Receiptholders, but shall not be entitled to vote thereat, whether in respect of any Subscription Receipts held by them or otherwise.

8.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting shall, subject to the provisions of Section 8.11, have the power, exercisable from time to time by extraordinary resolution:

(a)
to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of (i) the Trustee in its capacity as trustee hereunder, subject to the Trustee’s prior consent, or on behalf of the Subscription Receiptholders against the Corporation or (ii) the Subscription Receiptholders, in each case whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Subscription Receiptholders;

(c)
to direct or to authorize the Trustee to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Subscription Receiptholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right:

(d)
to waive, and to direct the Trustee to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)
to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Subscription Receiptholders;

(f)
to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Subscription Receiptholder in connection therewith;

(g)
to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Trustee to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)
with the consent of the Corporation, not to be unreasonably withheld, to remove the Trustee or its successor in office and to appoint a new trustee or trustees to take the place of the Trustee so removed; and

(i)
to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

8.11 Meaning of Extraordinary Resolution

(a)
The expression “extraordinary resolution” when used in this Agreement means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article VII at which there are present in person or by proxy Subscription Receiptholders holding not less than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Subscription Receiptholders holding not less than two-thirds of the aggregate number of the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution.

(b)
If, at the meeting at which an extraordinary resolution is to be considered, Subscription Receiptholders holding at least 25% of the then outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman.  Not less than 10 Business Days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2.  Such notice shall state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting, was originally called or any other particulars.  At the adjourned meeting the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.11(a) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders holding at least 25% of the aggregate number of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

8.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Subscription Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Subscription Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Subscription Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Trustee at the expense of the Corporation and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Subscription Receiptholders at a meeting held as provided in this Article VIII may also be taken and exercised by Subscription Receiptholders holding at least two-thirds of the aggregate number of the then outstanding Subscription Receipts by an instrument in writing signed in one or more counterparts by such Subscription Receiptholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Agreement shall include an instrument so signed.

8.15 Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article VIII at a meeting of Subscription Receiptholders shall be binding upon all the Subscription Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Subscription Receiptholders in accordance with Section 8.14 shall be binding upon all the Subscription Receiptholders, whether signatories thereto or not, and each and every Subscription Receiptholder and the Trustee (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16 Holdings by Corporation Disregarded

In determining whether Subscription Receiptholders holding the required number of Subscription Receipts are present at a meeting of Subscription Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Subscription Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or any subsidiary of the Corporation shall be disregarded in accordance with the provisions of Section 11.8 and shall not be entitled to vote on any matter considered at such a meeting of Subscription Receiptholders.

ARTICLE IX

SUPPLEMENTAL AGREEMENTS

9.1 Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation (when authorized by action of the directors) and the Trustee may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)
adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Trustee, based on the advice of Counsel, prejudicial to the interests of the Subscription Receiptholders;

(b)	giving effect to any extraordinary resolution passed as provided in Article VIII;

(c)
making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, based on the advice of Counsel, prejudicial to the interests of the Subscription Receiptholders;

(d)
adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e)
modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Trustee, based on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Subscription Receiptholders or of the Trustee, and provided further that the Trustee may in its sole discretion decline to enter into any such supplemental agreement which in its opinion, based on the advice of Counsel, may not afford adequate protection to the Trustee when the same shall become operative; and

(f)
for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, based on the advice of Counsel, the rights of the Trustee and of the Subscription Receiptholders are in no way prejudiced thereby.

9.2 Successor Corporations

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation (“successor corporation”), the successor corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement satisfactory in form to Counsel to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation and the successor corporation shall by supplemental agreement satisfactory in term to the Trustee and executed and delivered to the Trustee, expressly assuming those obligations.

ARTICLE X

CONCERNING THE TRUSTEE

10.1 Trust Agreement Legislation

(a)	If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of the Applicable Legislation, such mandatory requirement shall prevail.

(b)
The Corporation and the Trustee agree that each will, at all times in relation to this Agreement and any action to be taken hereunder, observe and comply with and be entitled to the benefits of the Applicable Legislation.

10.2 Rights and Duties of Trustee

(a)
In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.  In the absence of gross negligence or fraud, the Corporation shall indemnify and save harmless the Trustee from all loss, costs or damages it may suffer in administering the trusts of this Agreement.  No provision of this Agreement shall be construed to relieve the Trustee from liability for its own gross negligence or fraud.

(b)
The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Subscription Receiptholders hereunder shall be conditional upon the Subscription Receiptholders furnishing, when required by notice by the Trustee, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and to hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.  None of the provisions contained in this Agreement shall require the Trustee to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(c)
The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the trustee the Subscription Receipts held by them, for which Subscription Receipts the Trustee shall issue receipts.

(d)
Every provision of this Agreement that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of the Applicable Legislation, of this Section 10.2 and of Sections 10.3 and 10.4.

10.3 Indemnification

Without limiting any protection or indemnity of the Trustee under any other provisions hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Trustee and its employees, directors and officers from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence or fraud of the Trustee.  This provision shall survive the resignation or removal of the Trustee, or the termination of the Agreement.  The Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability.

10.4 Evidence, Experts and Advisers

(a)
In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by the Applicable Legislation or as the Trustee may reasonably require by written notice to the Corporation.

(b)
In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Trustee pursuant to a request of the Trustee, provided that the Trustee complies with the Applicable Legislation and that the Trustee examines the same and determines that such evidence complies with the applicable requirements of this Agreement.

(c)
Whenever it is provided in this Agreement or under the Applicable Legislation that the Corporation shall deposit with the Trustee resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Trustee take the action to be based thereon.

(d)
The Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Trustee.

10.5 Actions by Trustee to Protect Interest

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Subscription Receiptholders.

10.6 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Agreement or otherwise in respect of the premises.

10.7 Protection of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a)
the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 10.9 or in the certificate of the Trustee on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)
nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Trustee shall not be bound to give notice to any person or persons of the execution hereof; and

(d)
the Trustee shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it hereunder, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

10.8 Replacement of Trustee; Successor by Merger

(a)
The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this Section 10.8, by giving to the Corporation not less than 90 days’ prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient.  The Subscription Receiptholders by extraordinary resolution shall have power at any time to remove the existing Trustee and to appoint a new Trustee.  In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Subscription Receiptholders; failing such appointment by the Corporation, the retiring Trustee at the Corporation’s expense or any Subscription Receiptholder may apply to a justice of the Supreme Court of British Columbia (the “Court”) on such notice as such justice may direct, for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Subscription Receiptholders.  Any new trustee appointed under any provision of this Section 10.8 shall be a corporation authorized to carry on the business of a trust company in the Designated Provinces.  On any such appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee hereunder.

(b)	Upon the appointment of a successor trustee, the Corporation shall promptly notify the Subscription Receiptholders thereof in the manner provided for in Section 11.2 hereof.

(c)
Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor trustee under subsection 10.8(a).

(d)	Any Subscription Receipt Certificates certified but not delivered by a predecessor trustee may be certified by the successor trustee in the name of the predecessor or successor trustee.

10.9 Conflict of Interest

(a)
The Trustee represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a trustee hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Corporation and meeting the requirements set forth in subsection 10.8(a).  Notwithstanding the foregoing provisions of this subsection 10.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificate shall not be affected in any manner whatsoever by reason thereof.

(b)
Subject to subsection 10.9(a), the Trustee and its affiliates, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any subsidiary of the Corporation without being liable to account for any profit made thereby.

10.10 Acceptance of Trust

The Trustee hereby accepts the trusts in this Agreement declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

10.11 Trustee Not to be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

10.12 Documents, etc. Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee hereunder may be placed in the deposit vaults of the Trustee for safekeeping.

10.13 Not Bound to Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE XI

GENERAL

11.1 Notice to the Corporation, the Trustee, the Standby Purchasers and TAVIX

(a)
Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Trustee, the Standby Purchasers or TAVIX shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or telecopied:

If to the Corporation:                                           CATALYST PAPER CORPORATION
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
V7B 1C3

Attention:  Chief Financial Officer

Telecopy:  (604) 247-4145

with a copy to:                                BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, British Columbia
V7X 1L3

Attention:  Peter Kalbfleisch

Telecopy:  (604) 631-3377

If to the Trustee:                                CIBC Mellon Trust Company
1600 – 1066 W. Hastings Street
Vancouver, British Columbia
V6E 3X1

Attention:  Manager, Client Relations

Telecopy:  (604) 688-4301

If to the Standby

Purchasers:                                BMO NESBITT BURNS INC.
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario
M5X 1H3

Attention: Peter Miller

Telecopy:  (416) 359-4404

with a copy to:                                GOODMANS LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

Attention:  Bill Gorman

Telecopy:  (416) 979-1234

If to TAVIX:                                THIRD AVENUE INTERNATIONAL VALUE FUND

c/o THIRD AVENUE MANAGEMENT LLC
622 Third Avenue, 32nd Floor
New York, NY  10017

Attention: General Counsel

Telecopy:  (212) 735-0003

with a copy to:                                TORYS LLP
237 Park Avenue
New York, New York  10017

Attention:  Joris M. Hogan

Telecopy:  (212) 682-0200

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately.

(b)
The Corporation, the Trustee, the Standby Purchasers or TAVIX, as the case may be, may from time to time notify the other in the manner provided in subsection 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Trustee, the Standby Purchasers or TAVIX, as the case may be, for all purposes of this Agreement.

(c)
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Trustee, the Corporation, the Standby Purchasers or TAVIX hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in subsection 11.1(a), by telecopy or other means of prepaid, transmitted and recorded communication.

11.2 Notice to Subscription Receiptholders

(a)
Any notice to the Subscription Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately.

(b)
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Subscription Receiptholders or if delivered to the address for such Subscription Receiptholders contained in the register of Subscription Receipts maintained by the Trustee, by cable, telegram, telex or other means of prepaid transmitted and recorded communication.

11.3 Ownership of Subscription Receipts

The Corporation and the Trustee may deem and treat the registered owner of any Subscription Receipts as the absolute owner thereof for all purposes, and the Corporation and the Trustee shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.  A Subscription Receiptholder shall be entitled to the rights evidenced by its Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder of the Subscription Receipts and all persons may act accordingly.  The receipt of any such Subscription Receiptholder for the Common Shares which may be acquired pursuant to the exercise of Subscription Receipts shall be a good discharge to the Corporation and the Trustee for the same and none of the Corporation  or the Trustee shall be bound to inquire into the title of any such holder except where the Corporation or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

11.4 Privacy Matters

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

11.5 Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.  Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

11.6 Satisfaction and Discharge of Agreement

Immediately following the date upon which (i) all Subscription Receipts have been deemed exercised or terminated, (ii) all Escrowed Funds have been distributed to the appropriate parties as set forth in this Agreement and (iii) certificates representing any Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered in accordance with the provisions hereof, this Agreement shall cease to be of any force and effect and the Trustee, on demand of the Corporation and at the cost and expense of the Corporation and upon delivery to the Trustee of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement.  Notwithstanding the foregoing, the indemnities provided to the Trustee by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

11.7 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

11.8 Subscription Receipts Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any subsidiary of the Corporation in Section 8.16, the Corporation shall provide to the Trustee, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a)
the names of the registered holders of Subscription Receipts which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any subsidiary of the Corporation; and

(b)	the number of Subscription Receipts owned legally or beneficially by the Corporation or any subsidiary of the Corporation;

and the Trustee, in making the computations in Section 8.16, shall be entitled to rely on such certificate without any additional evidence.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

-  -

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

CATALYST PAPER CORPORATION

By:                                 “Signed”
Authorized Signatory

CIBC MELLON TRUST COMPANY

By:           “Signed”
Authorized Signatory

By:           “Signed”
Authorized Signatory

BMO NESBITT BURNS INC., on its own behalf and on behalf of the Standby Purchasers

By:           “Signed”
Authorized Signatory

THIRD AVENUE TRUST, on behalf of Third Avenue International Value Fund

By:           “Signed”
Authorized Signatory

THIS IS SCHEDULE “A” to the Subscription Receipt Agreement made as of February 29, 2008 among CATALYST PAPER CORPORATION, CIBC MELLON TRUST COMPANY as Trustee, BMO NESBITT BURNS INC. and THIRD AVENUE TRUST.

CUSIP No. 14888T120

ISIN No. CA14888T1205

SUBSCRIPTION RECEIPTS

CATALYST PAPER CORPORATION
(Incorporated under the laws of Canada)

SUBSCRIPTION RECEIPT
CERTIFICATE NO. _________	_____________ SUBSCRIPTION RECEIPTS entitling the holder to acquire, subject to adjustment, one Common Share for each Subscription Receipt represented hereby.

THIS IS TO CERTIFY THAT:

__________________________
__________________________
__________________________
__________________________

 (the “Holder”) is the registered holder of the number of Subscription Receipts of Catalyst Paper Corporation (the “Corporation”) specified above and is thereby entitled, upon deemed exercise of each Subscription Receipt represented hereby and without payment of any additional consideration, to acquire, in the manner and subject to the restrictions and adjustments set forth herein, pursuant to the Subscription Receipt Agreement made as of February 29, 2008 (the “Subscription Receipt Agreement”) among the Corporation, CIBC Mellon Trust Company, BMO Nesbitt Burns Inc. and Third Avenue Trust, one fully paid and non-assessable common share (a “Common Share”) of the Corporation, as such shares are constituted as of the date hereof, for each Subscription Receipt held, subject to adjustment, provided that in the event that a Termination Event occurs, the Holder shall be entitled to receive their pro rata portion of the Escrowed Funds.  Capitalized terms used in this certificate shall have the same meaning ascribed to such terms in the Subscription Receipt Agreement, unless otherwise defined herein.

The Subscription Receipts represented by this Subscription Receipt Certificate are issued under and pursuant to the Subscription Receipt Agreement.  Reference is made to the Subscription Receipt Agreement and any instruments supplemental thereto for a full description of the rights of the Holders of the Subscription Receipts and the terms and conditions upon which the Subscription Receipts are, or are to be, issued and held, with the same effect as if the provisions of the Subscription Receipt Agreement and all instruments supplemental thereto were herein set forth.  By acceptance hereof, the Holder assents to all provisions of the Subscription Receipt Agreement.  In the event of any conflict between the provisions of this Subscription Receipt Certificate and the provisions of the Subscription Receipt Agreement, the provisions of the Subscription Receipt Agreement will govern.

In the event the Release Conditions are satisfied by the Release Deadline, all Subscription Receipts shall be deemed to be exercised and surrendered without any further action by the Subscription Receiptholders and, subject to adjustment in accordance with the Subscription Receipt Agreement, one Common Share shall be issued to the Subscription Receiptholders for each Subscription Receipt held.

In the event a Termination Event occurs, the Trustee shall pay to the Holder the Subscription Receiptholder’s Escrowed Funds within three business days following the Termination Time.

In the event of the deemed exercise of the Subscription Receipts represented by this Subscription Receipt Certificate, as described above and as detailed in the Subscription Receipt Agreement, the Subscription Receipt Certificate will be deemed to have been delivered and surrendered and the right of a Holder to acquire Common Shares represented hereby will be deemed to have been exercised and all such Common Shares will be issued.

Upon the issuance of Common Shares upon the deemed exercise of the Subscription Receipts, the Subscription Receipt Certificates will be deemed to have been surrendered and cancelled without further action on the part of the Subscription Receiptholder, the Trustee or the Corporation.  Unless otherwise directed by the Subscription Receiptholder, the Trustee will then mail the certificates representing the Common Shares to each Subscription Receiptholder in accordance with the register maintained at the Subscription Receipt Agency.

The Subscription Receipt Agreement provides for certain adjustments to the number and kind of securities issuable upon the deemed exercise of the Subscription Receipts upon the occurrence of certain events, including but not limited to, any subdivision, consolidation or reclassification, and in the event of a reorganization of the Corporation, including any amalgamation, merger or arrangement, and certain distribution of securities or assets of the Corporation.  The Holder should refer to the Subscription Receipt Agreement which provides for the adjustments in these and certain other stated events.

The Holder of this Subscription Receipt Certificate may, at any time prior to the deemed exercise or occurrence of a Termination Event, upon surrender hereof to the Trustee at its principal office in Vancouver, British Columbia or Toronto, Ontario, exchange this Subscription Receipt Certificate for other Subscription Receipt Certificates entitling the Holder to acquire, in the aggregate, the same number of Common Shares as may be acquired under this Subscription Receipt Certificate.

The Subscription Receipts may be transferred in accordance with applicable securities laws and only by the transferor and transferee duly completing and executing the transfer forms attached hereto, and surrendering this Subscription Receipt Certificate to the Trustee at its principal office in Vancouver, British Columbia or Toronto, Ontario.

The holding of the Subscription Receipts evidenced by this Subscription Receipt Certificate shall not constitute the Holder hereof a shareholder of the Corporation or entitle the Holder to any right or interest in respect thereof except as expressly provided in the Subscription Receipt Agreement.

The Subscription Receipt Agreement provides that all Holders of Subscription Receipts shall be bound by any resolution passed at a meeting of the Holders held in accordance with the provisions of the Subscription Receipt Agreement and resolutions signed by the Holders of a specified majority of the then outstanding Subscription Receipts.

This Subscription Receipt Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Trustee.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the undersigned has caused this Subscription Receipt Certificate to be signed by its duly authorized officer as of [●], 2008.

CATALYST PAPER CORPORATION

By: _______________________________________
Authorized Signatory

Certified by:

CIBC MELLON TRUST COMPANY

By:
      Authorized Signatory

TRANSFER OF SUBSCRIPTION RECEIPTS

FOR VALUE RECEIVED, the undersigned: (i) hereby sells, assigns and transfers to _________________________, _______________ Subscription Receipts of Catalyst Paper Corporation. (the “Corporation”) registered in the name of the undersigned on the records maintained by CIBC Mellon Trust Company represented by the Subscription Receipt Certificate attached and irrevocably appoints ______________________ the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution; and (ii) confirms that the transfer is made in compliance with the Agreement, all applicable securities legislation and requirements of regulatory authorities.

DATED the ______ day of __________________, 2008.

Signature Guaranteed                                                                           (Signature of Subscription Receiptholder)

(Print name of Subscription Receiptholder)

Instructions:

Signature of the Subscription Receiptholder must be the signature of the person appearing on the face of this Subscription Receipt Certificate.

If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation.

The signature of the Subscription Receiptholder on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or medallion guaranteed by a member of a recognized medallion guarantee program.

Subscription Receipts shall only be transferable in accordance with the Agreement, applicable laws and the rules and policies of any applicable stock exchange.

CIBC Mellon Trust PO Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	CIBC Mellon Trust 1066 West Hastings Street 16th Floor Vancouver, BC V6E 3X1

SCHEDULE B

RELEASE AND PAYMENT CERTIFICATE

TO:	CIBC Mellon Trust Company (the “Trustee”), as Trustee relating to the issue of subscription receipts (“Subscription Receipts”) of Catalyst Paper Corporation. (the “Corporation”)

AND TO:	BMO Nesbitt Burns Inc.

AND TO:	Genuity Capital Markets

AND TO:	Third Avenue Trust

This Release and Payment Certificate is being provided pursuant to Section 6.3(a) of the Subscription Receipt Agreement (“Agreement”) dated February 29, 2008 between Catalyst Paper Corporation. (the “Corporation”), BMO Nesbitt Burns Inc. (on its own behalf and on behalf of the Standby Purchasers), Third Avenue Trust (on behalf of Third Avenue International Value Fund) and the Trustee.

Capitalized terms not defined herein have the meaning ascribed to them in the Agreement.

I,                                                      ,                                                       of the Corporation, do hereby certify for and on behalf of the Corporation and not in my personal capacity that all of the Release Conditions have been met, specifically:

(a)	all conditions to the completion of the Snowflake Acquisition have been satisfied or waived, subject only to the payment of the purchase price contemplated in the Snowflake Purchase Agreement;

(b)
the Corporation has not agreed to any amendment of the Snowflake Purchase Agreement or waiver (explicitly or by implication) of any term, condition, right or benefit under the Snowflake Purchase Agreement, in any such case where the absence of such term, condition, right or benefit, or its failure to be satisfied, would have a material adverse effect on the value of the Snowflake Acquisition to the Corporation (except for amendments or waivers made with the prior consent of the Standby Purchasers and TAVIX, such prior consent not to be unreasonably withheld);

(c)	the Corporation has received a minimum of $125,000,000 in Initial Escrowed Funds; and

(d)	the Common Shares are listed and posted for trading on the TSX.

The Corporation hereby directs the Trustee to release the Escrowed Funds as follows, in partial satisfaction of the purchase price contemplated in the Snowflake Purchase Agreement:

Date:

Time:

Wire Instructions:

DATED at Vancouver, British Columbia, this ___ day of ________________, 2008.

CATALYST PAPER CORPORATION

Per:
Name:
Title: